UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F/A

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

MIRAMAR MINING CORPORATION
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

NEWMONT MINING CORPORATION
NEWMONT MINING B.C. LIMITED
(Bidder)

Common Shares
(Title of Class of Securities)

60466E100
(CUSIP Number of Class Securities)

Sharon E. Thomas
Vice President and Secretary
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203
(303) 863-7414

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

With copies to:

Jonathan Lampe, Esq.	David A. Katz, Esq.
Goodmans LLP	Wachtell, Lipton, Rosen & Katz
250 Yonge Street	51 West 52nd St.
Suite 2400, Box 24	New York, NY 10019
Toronto, Ontario M5B 2M6
(416) 979-2211	(212) 403-1000

November 9, 2007
(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
$ 219,024,893	$ 6,724.06

*  For purposes of determining the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the subject company’s common shares held in the United States, assuming acceptance of the Offer by all holders of the subject company’s shares in the United States, is calculated as follows:  the product of (x) 33,410,223, the number of subject company common shares estimated to be held by shareholders in the United States as of October 30, 2007, (y) CAD$6.25, the price to be paid per common share of the subject company pursuant to the Offer, and (z) 1.0489, the inverse of the Federal Reserve Bank of New York’s noon buying rate for Canadian dollars on October 30, 2007.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,724.06	Registration No.:	005-49693

Filing Party:	Newmont Mining Corporation

Form:	SC14D-1F	Date Filed:	October 31, 2007

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.  Home Jurisdiction Documents

                This Schedule 14D-1F/A is being filed to reflect the deletion of language in Instruction 9, “IRS Form W-9 for U.S. Shareholders Only” in the Letter of Transmittal previously filed by the Company with the Commission on SC14D-1F on October 31, 2007.  The revised Letter of Transmittal is attached in this Part I – Information Required to be Sent to Shareholders.

2

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY NEWMONT MINING B.C. LIMITED TO PURCHASE ALL OUTSTANDING COMMON SHARES OF MIRAMAR MINING CORPORATION.

LETTER OF TRANSMITTAL

for Deposit of Common Shares
of

MIRAMAR MINING CORPORATION

Pursuant to the Offer dated October 31, 2007
made by

NEWMONT MINING B.C. LIMITED
a wholly-owned indirect subsidiary of
NEWMONT MINING CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON THURSDAY, DECEMBER 6, 2007 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN. SEE “TIME FOR ACCEPTANCE” IN SECTION 2 OF THE OFFER.

USE THIS LETTER OF TRANSMITTAL IF:

1.     YOU ARE DEPOSITING COMMON SHARE CERTIFICATE(S); OR

2.     YOU ARE A U.S. HOLDER FOLLOWING PROCEDURES FOR BOOK-ENTRY CONFIRMATION AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.     YOU PREVIOUSLY DEPOSITED COMMON SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

This letter of transmittal (the “Letter of Transmittal”) is for use by the holders (the “Shareholders”) of common shares (the “Common Shares”) of Miramar Mining Corporation (“Miramar”), in connection with the offer dated October 31, 2007, made by Newmont Mining B.C. Limited (the “Offeror”), a wholly-owned indirect subsidiary of Newmont Mining Corporation, to acquire all of the Common Shares of Miramar (the “Offer”). The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Offer and related circular dated October 31, 2007 (the “Circular”) have the respective meanings set out in the Offer and the Circular.

This Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany share certificates representing the Common Shares, deposited pursuant to the Offer and must be received by Computershare Investor Services Inc. (the “Depositary”) before the Expiry Time at one of the offices listed below.

Shareholders may also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer,” provided that the confirmation of a book-entry transfer of Common Shares into the Depositary’s account at CDXS or DTC, together with an Agent’s Message in respect thereof are received by the Depositary prior to the Expiry Time. However, if a Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message, a Letter of Transmittal and any other required documents must be completed and received by the Depositary prior to the Expiry Time.

Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary before the Expiry Time must deposit their Common Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery. See Instruction 2 in this Letter of Transmittal, “Procedure for Guaranteed Delivery”.

The Depositary, the Dealer Managers, the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for addresses and telephone numbers). Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE BACK PAGE OF THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THE LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. HOLDER, YOU MUST ALSO COMPLETE THE IRS FORM W-9 INCLUDED HEREIN. SEE INSTRUCTION 9 OF THIS LETTER OF TRANSMITTAL, “U.S. SHAREHOLDERS AND IRS FORM W-9.”

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	NEWMONT MINING B.C. LIMITED

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary, at its office set out herein.

The undersigned delivers to you the enclosed certificate(s) for Common Shares. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

MIRAMAR COMMON SHARES
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)

Certificate Number(s) (if available)	Name(s) in which Registered (please fill in exactly as name(s) appear on certificates)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL:

*      Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited. Refer to Instruction 7 of this Letter of Transmittal, “Partial Deposits.”

The undersigned:

1.     acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror, effective immediately at the time at which the Offeror takes up Common Shares deposited by the undersigned pursuant to this Letter of Transmittal, in accordance with the terms and conditions of the Offer;

2.     delivers to the Offeror the enclosed certificates representing Common Shares (unless deposit is to be made pursuant to the procedure for deposit by book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”) and irrevocably accepts the Offer for and in respect of those Common Shares that are being delivered to the Depositary under the Offer represented by such certificates (the “Deposited Common Shares”) and, on and subject to the terms and conditions of the Offer, deposits, sells, assign and transfers to the Offeror, free and clear of all liens, charges, encumbrances, claims and equities and together with all right, title and interest in and to the Deposited Common Shares, including without limitation any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date on which the Offeror takes up the Common Shares, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”);

3.     represents and warrants that (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and any Distributions being deposited to the Offeror, (ii) the undersigned owns the Deposited Common Shares and any Distributions, (iii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person, (iv) the deposit of the Deposited Common Shares and Distributions complies with all Laws, and (v) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others;

4.     agrees that if, on or after the date of the Offer, Miramar should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, may make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change;

5.     agrees that if, on or after the date of the Offer, Miramar should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the share register maintained by or on behalf of Miramar in respect of Common Shares accepted for purchase pursuant to the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

6.     waives any right to receive notice of purchase of the Deposited Common Shares;

7.     irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Common Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the Shareholder covered by this Letter of Transmittal with respect to Common Shares registered in the name of the holder on the securities registers maintained by or on behalf of Miramar and deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Common Shares”), and with respect to any and all Distributions that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Common Shares on or after the date on which the Offeror takes up Common Shares with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder: (a) to register or record the transfer or cancellation of Purchased Common Shares and Distributions consisting of securities on the appropriate registers maintained by or on behalf of Miramar; (b) for so long as any such Purchased Common Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to all Laws), as and when requested by the Offeror (by whom such Common Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Common Shares and Distributions, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Common Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Miramar; (c) to execute, endorse and negotiate, any cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of the Shareholder; and (d) to exercise any rights of a Shareholder with respect to such Purchased Common Shares and such Distributions, all as set forth in this Letter of Transmittal. The acceptance of the Offer pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer;

8.     revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the undersigned unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with the Offer;

9.     agrees not to vote any of the Purchased Common Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Miramar and not to exercise any of the other rights or privileges attached to the Purchased Common Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Common Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Common Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto;

10.   covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares to the Offeror;

11.   agrees that settlement with each Shareholder who has deposited Common Shares under the Offer will be made by the Depositary forwarding a cheque payable in Canadian funds by first-class mail representing the cash payment for the Common Shares taken up. Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in this Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Miramar. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing;

12.   understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares, (b) this Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in this Letter of Transmittal and (c) any other required documents before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment. All payments under the Offer will be made in Canadian Dollars;

13.   acknowledges that any Deposited Common Shares that are not taken up by the Offeror pursuant to the terms and conditions of the Offer will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, by either sending certificates representing the Common Shares not purchased by first-class mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the register of Shareholders maintained by or on behalf of Miramar;

14.   acknowledges that each authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned;

15.   by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Common Shares (and/or Distributions) deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding. The undersigned acknowledges that (i) the Offeror reserves the absolute right to reject any and all deposits that the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction, (ii) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Deposited Common Shares (and/or any Distributions), (iii) there shall be no duty or obligation on the Offeror, the Dealer Managers, any Soliciting Dealer, the Information Agent or the Depositary or any other person to give notice of any defect or irregularity in the deposit and no liability shall be incurred by any of them for failure to give such notice; (iv) the Offeror’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding, and (v) the Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer; and

16.   by reason of the use of an English language form of Letter of Transmittal, you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une version anglaise de la présente letter de transmission, le soussignéest réputé avoir demandé que tout contrat attesté par l’offre, telle qu’elle est acceptée au moyen de et cette lettre de transmission, de même que tous les documents qui s’y rapportent, soient redigés exclusivement en langue anglaise.

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

SHAREHOLDER INFORMATION AND INSTRUCTIONS

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS	BLOCK B DELIVERY INSTRUCTIONS SEND CHEQUE (Unless Block “D” is checked)
ISSUE CHEQUE IN THE NAME OF AND	TO:
RETURN MIRAMAR SHARE CERTIFICATES
TO:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone – Business Hours)	(Telephone – Business Hours)

(Social Insurance or Social Security Number)	(Social Insurance or Social Security Number

BLOCK C TAXPAYER IDENTIFICATION NUMBER	BLOCK D SPECIAL PICK-UP INSTRUCTIONS

U.S. persons must provide their Taxpayer Identification Number	☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS
DEPOSITED

BLOCK E DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐

CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF

GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OR THE
VANCOUVER, BRITISH COLUMBIA OFFICE OF THE DEPOSITARY AND COMPLETE THE
FOLLOWING:  (please print or type)

Name of Registered Holder

Date of Guaranteed Delivery

Name of Institution which Guaranteed Delivery

BLOCK F INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The undersigned represents that the dealer who solicited and obtained this deposit is:

(Firm)	(Registered Representative)	(Telephone Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

BLOCK G

U.S. SHAREHOLDERS

A “U.S. Shareholder” is any shareholder that is either (A) providing an address in Block B which is located within the United States or any territory in possession thereof, or (B) a United States person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐  The owner signing this Letter of Transmittal represents that it IS NOT a U.S. Shareholder and IS NOT acting on behalf of a U.S. Shareholder.

☐  The owner signing this Letter of Transmittal IS a U.S. Shareholder or IS acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER, OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE IRS W-9 FORM ATTACHED HERETO, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THESE INSTRUCTIONS (SEE INSTRUCTION 9 TO THIS LETTER OF TRANSMITTAL).

INSTRUCTIONS AND RULES

1.             Use of Letter of Transmittal

(a)           This Letter of Transmittal (or a manually executed facsimile copy thereof), properly completed and duly executed as required by the instructions set forth below, together with accompanying certificate(s) representing the Deposited Common Shares must be received by the Depositary at any of the offices specified below before 5:00 p.m. (Toronto time) on Thursday, December 6, 2007, the Expiry Time, unless the Offer is accelerated, extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below, “Procedure for Guaranteed Delivery” is employed.

(b)           The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing the Deposited Common Shares and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

(c)           Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

2.             Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (i) the certificate(s) representing the Common Shares is (are) not immediately available or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a)           the deposit is made by or through an Eligible Institution (as defined below);

(b)           the Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer or a facsimile thereof, properly completed and executed, is received by the Depositary at its Toronto or Vancouver office at or prior to the Expiry Time; and

(c)           the certificate(s) representing Deposited Common Shares, together with this Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, and all other documents required by this Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, this Letter of Transmittal and accompanying share certificate(s), must be delivered to the Toronto or Vancouver office of the Depositary.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission to the Depositary at its office in Toronto or Vancouver and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada or members of the National Association of Securities Dealers of banks and trust companies in the United States.

3.             Signatures

This Letter of Transmittal must be filled in and signed by the Shareholder accepting the Offer described above or by such Shareholder’s duly authorized representative (in accordance with Instruction 5, “Fiduciaries, Representatives and Authorizations” below).

(a)           If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)           If this Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if Deposited Common Shares not purchased are to be returned to a person other than the registered holder or sent to an address other than the address of the registered holder as shown on the registers of Miramar or if the cash payable is to be delivered to a person other than the registered holder, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney that corresponds exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and guaranteed by an Eligible Institution, as noted in Instruction 4, “Guarantee of Signatures” below.

4.             Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited herewith, or if Deposited Common Shares not purchased are to be returned to a person other than the registered holder or sent to an address other than the address of the registered holder as shown on the registers of Miramar or if the cash payable is to be delivered to a person other than the registered holder, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.             Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer power is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.             Delivery Instructions

If any cheque(s) are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder at it appears in Box A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Box B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Box B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Box A or, if no address is provided in Box A, then it will be mailed to the address of such holder as it appears on the securities register of Miramar. Any cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.             Partial Deposits

If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited under the Offer, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. If certificate(s) representing Common Shares not deposited to or purchased under the Offer are to be returned other than in the name of, and to the address of the person shown in the registers maintained by or on behalf of Miramar, complete Box B on this Letter of Transmittal.

8.             Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal. If this Letter of Transmittal represents more than one beneficial holder, all beneficial holder information must be provided on a list that must accompany the deposit.

9.             IRS Form W-9 for U.S. Shareholders Only

United States federal income tax law generally requires that a U.S. person who receives cash in exchange for Common Shares must provide the Depositary with his correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may generally be obtained.

To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the IRS Form W-9 attached to this document, which requires such holder to certify under penalties of perjury, (i) that the TIN provided is correct (or that such holder is awaiting a TIN), (ii) that the holder is not subject to backup holding because (a) the holder is exempt from backup withholding, (b) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (c) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding, and (iii) that the holder is a U.S. person for United States federal income tax purposes. For information about what number to provide the Depositary, see the instructions to the enclosed IRS Form W-9.

Exempt holders (including, among others, all corporations) are not subject to information reporting and backup withholding requirements. For information about what number to provide the Depositary, see the instructions to the enclosed IRS Form W-9. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of the IRS Form W-9, check the “Exempt payee” box in the line following the business name, and sign and date the form. See the instructions in the attached IRS Form W-9 for additional information.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the instructions to the enclosed IRS Form W-9 for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the instructions to the enclosed IRS Form W-9 for information on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part I of the IRS Form W-9, and (iii) sign and date the IRS Form W-9. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the IRS Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8BEN, IRS Form W-8IMY or IRS Form W-8ECI, as applicable, signed under penalty of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

10.          Miscellaneous

(a)           If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Common Shares, additional certificate numbers and number of Deposited Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)           If Deposited Common Shares are registered in different forms (e.g. ‘John Doe’ and ‘J. Doe’) a separate Letter of Transmittal should be signed for each different registration.

(c)           No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal or a manually executed facsimile copy hereof waive any right to receive any notice of the acceptance of Deposited Common Shares for payment, except as required by Law.

(d)           The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

(e)           The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Common Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer.

(f)            Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g)           All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits that the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Dealer Managers or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(h)           Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the back page of this Letter of Transmittal.

11.          Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary at its office in Toronto or Vancouver, listed herein. The Depositary will forward such letter to Miramar’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Miramar’s transfer agent may contact you.

If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Offer prior to the Expiry Time.

12.          Privacy Notice

The Depositary is committed to protecting personal information received from its clients. In the course of providing services to its clients, the Depositary receives certain non-public personal information. This information could include an individual’s name, address, social insurance or social security number, securities holdings and other financial information. The Depositary uses this information for lawful purposes relating to its services. The Depositary has prepared a Privacy Code relating to information practices and privacy protection. It is available at computershare.com, or by writing the Depositary at the addresses indicated below. The Depositary will use the information provided on this form in order to process the undersigned Shareholder’s request and will treat the Shareholder’s signature(s) on this form as such Shareholder’s consent to the above.

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED FACSIMILE (TOGETHER WITH CERTIFICATES FOR COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRY TIME.

Any questions or requests for assistance may be directed to the Depositary, the Information Agent or the Dealer Managers. Requests for additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toronto by Mail
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

Toronto by Registered Mail, by Hand or by Courier
100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1
Attention:  Corporate Actions

Letters of Transmittal delivered with corresponding Notices of Guaranteed Delivery can only be sent to the Depositary’s Toronto office

Vancouver by Registered Mail, by Hand or by Courier

510 Burrard Street, 2nd Floor

Vancouver, British Columbia V6C 3B9

Attention:  Corporate Actions

By Facsimile Transmission:

905.771.4082

Toll Free (North America):  1.800.564.6253

Overseas: 1.514.982.7555

E-Mail:  corporateactions@computershare.com

The Information Agent for the Offer is:

MACKENZIE PARTNERS, INC.
105 Madison Avenue
New York, New York 10016
Telephone: 800.322.2885 (English)
888.405-1217 (French) or
(212) 929-5500 (Call Collect)
Fax: 212.929.0308
Email: miramar@mackenziepartners.com

The Dealer Managers for the Offer are:

In Canada	In the United States

GENUITY CAPITAL MARKETS Scotia Plaza, Suite 4900 40 King Street West, PO Box 1007 Toronto, Ontario M5H 3Y2 Telephone: 416.603.6000 Toll Free: 877.603.6001 Fax: 416.603.3099	GENUITY CAPITAL MARKETS USA CORP. 717 Fifth Avenue, Suite 1403 New York, New York 10022 Telephone: 212.644.0001 Fax: 212.644.1341

Form W-9	Request for Taxpayer	Give form to the
(Rev. October 2007)	Identification Number and Certification	requester. Do not
Department of the Treasury		send to the IRS.
Internal Revenue Service

Print or type See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name, if different from above

Check appropriate box: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership		Exempt
☐ Limited liability company. Enter the tax classification (D=disregarded entity, C=corporation, P=partnership) ☐ Other (see instructions)		☐ payee

Address (number, street, and apt. or suite no.)		Requester’s name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number

or

Employer identification number

Part II	Certification

Under penalties of perjury, I certify that:

1.          The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.          I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.          I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. See the instructions on page 4.

Sign	Signature of
Here	U.S. person	Date

General Instructions

 Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

•  An individual who is a U.S. citizen or U.S. resident alien,

•  A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,

•  An estate (other than a foreign estate), or

•  A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

•  The U.S. owner of a disregarded entity and not the entity,

•  The U.S. grantor or other owner of a grantor trust and not the trust, and

•  The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see Special rules for partnerships on page 1.

Penalties

Failure to furnish TIN.  If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding.  If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information.  Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.

Limited liability company (LLC). Check the “Limited liability company” box only and enter the appropriate code for the tax classification (“D” for disregarded entity, “C” for corporation, “P” for partnership) in the space provided.

For a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line.

For an LLC classified as a partnership or a corporation, enter the LLC’s name on the “Name” line and any business, trade, or DBA name on the “Business name” line.

Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.

Note.  You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the business name, sign and date the form.

2

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .

Interest and dividend payments	All exempt payees except for 9

Broker transactions	Exempt payees 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker

Barter exchange transactions and patronage dividends	Exempt payees 1 through 5

Payments over $600 required to be reported and direct sales over $5,000 (1)	Generally, exempt payees 1 through 7 (2)

(1)  See Form 1099-MISC, Miscellaneous Income, and its instructions.

(2)  However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note.  Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution:  A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person,  or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt payees, see Exempt Payee on page 2.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:		Give name and SSN of:

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)

3.	Custodian account of a minor	The minor (2)
(Uniform Gift to Minors Act)

4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee (1)

	b. So-called trust account that is not a legal or valid trust under state law	The actual owner (1)

5.	Sole proprietorship or disregarded entity owned by an individual	The owner (3)

For this type of account:		Give name and EIN of:

6.	Disregarded entity not owned by an individual	The owner

7.	A valid trust, estate, or pension trust	Legal entity (4)

8.	Corporate or LLC electing corporate status on Form 8832	The corporation

9.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

10.	Partnership or multi-member LLC	The partnership

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)  List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

(2)  Circle the minor’s name and furnish the minor’s SSN.

(3)  You must show your individual name and you may also enter your business or “DBA” name on the second name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

(4)  List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

•	Protect your SSN,
•	Ensure your employer is protecting your SSN, and
•	Be careful when choosing a tax preparer.

Call the IRS at 1-800-829-1040 if you think your identity has been used inappropriately for tax purposes.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS personal property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.consumer.gov/idtheft or 1-877-IDTHEFT(438-4338).

Visit the IRS website at www.irs.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

4

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description
99.1.1

Joint Press Release of Newmont Mining Corporation and Miramar Mining Corporation, issued October 9, 2007 (incorporated by reference to Exhibit 99.1 to Newmont Mining Corporation’s Form 8-K, filed with the Commission on October 10, 2007).

99.2.1

Support Agreement dated October 8, 2007, among Newmont, Acquisition Sub and Miramar, (incorporated by reference from Exhibit 7.3 to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).

99.3.1

Form of Lock-Up Agreement between Newmont, Acquisition Sub and each of the officers and directors listed on Annex C, each of which is dated October 8, 2007 (which Form of Lock-Up Agreement and Annex C are incorporated herein by reference from Exhibit 7.4 and Annex C, respectively, to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.             Undertakings

(a)                                  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)                                 The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule.  Such information shall be set forth in amendments to this Schedule.

2.                                       Consent to Service of Process

(a)                                  At the time of filing this Schedule the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)                                 Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, Newmont Mining Corporation and Newmont Mining B.C. Limited consent without the power of revocation that any administrative subpoena may be served or any administrative proceeding, civil suit or civil action where the cause of action arises out of or is related to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F/A or any purchases or sales of any security in connection therewith, may be commenced against either or both of them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2007

NEWMONT MINING CORPORATION

By:	/s/ Sharon E. Thomas
Name:	Sharon E. Thomas
Title:	Vice President and Secretary

NEWMONT MINING B.C. LIMITED

By:	/s/ Blake M. Rhodes
Name:	Blake M. Rhodes
Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1.1

Joint Press Release of Newmont Mining Corporation and Miramar Mining Corporation, issued October 9, 2007 (incorporated by reference to Exhibit 99.1 to Newmont Mining Corporation’s Form 8-K, filed with the Commission on October 10, 2007).

99.2.1

Support Agreement dated October 8, 2007, among Newmont, Acquisition Sub and Miramar, (incorporated by reference from Exhibit 7.3 to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).

99.3.1

Form of Lock-Up Agreement between Newmont, Acquisition Sub and each of the officers and directors listed on Annex C, each of which is dated October 8, 2007 (which Form of Lock-Up Agreement and Annex C are incorporated herein by reference from Exhibit 7.4 and Annex C, respectively, to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).